Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,		Year Ended December 31,
	2016		2015		2014		2013		2012		2011
Computation of Earnings:
Income before taxes	$6,880		$7,978		$5,585		$5,265		$5,009		$4,150
Net interest expense	932		1,095		1,071		1,022		1,053		610
Interest portion of operating lease expense	33		45		47		47		45		49
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(54)		(65)		(30)		6		24		(47)

Earnings	$7,791		$9,053		$6,673		$6,340		$6,131		$4,762

Computation of Fixed Charges:
Net interest expense	$932		$1,095		$1,071		$1,022		$1,053		$610
Capitalized interest	11		12		18		18		26		22
Interest portion of operating lease expense	33		45		47		47		45		49

Fixed Charges	$976		$1,152		$1,136		$1,087		$1,124		$681

Ratio of Earnings to Fixed Charges:	8.0	x	7.9	x	5.9	x	5.8	x	5.5	x	7.0	x

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates and including distributions from our affiliate, Kirin-Amgen, Inc. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest, (iii) a reasonable approximation of the interest factor deemed to be included in rental expense and (iv) preference security dividend requirements of consolidated subsidiaries, which were not material. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.